Polycom, Inc. 4750 Willow Road Pleasanton, CA 94588	TEL: 925.924.6000 FAX: 925.924.6100

October 25, 2007

VIA EDGAR AND FACSIMILE (202) 772-9368

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig Slivka

Re:	Polycom, Inc.

Definitive Schedule 14A

Filed April 25, 2007

File No. 0-27978

Ladies and Gentlemen:

Polycom Inc. (“Polycom” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 21, 2007, relating to the Company’s Schedule 14A (File No. 0-027978) originally filed with the Commission on April 25, 2007 (the “Proxy Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Proxy Statement. All page numbers refer to the Proxy Statement unless otherwise specified.

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

Role of Compensation Consultant, page 21

1.	Please provide the full disclosure required by Item 407(c)(3)(iii) of Regulation S-K with respect to your engagement of compensation consultants, including discussion of the material instructions or directions given to the consultants with respect to the performance of their duties under the engagements. General disclosure, such as that appearing on page 21, that Radford conducted a competitive review and analysis of your executive compensation program does not provide sufficient insight into the activities conducted by Radford on behalf of the committee.

We respectfully advise the Staff that the Chairman of the Compensation Committee regularly retains Radford Surveys & Consulting (“Radford”) to perform consulting services on behalf of the Compensation Committee.

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For 2006, Radford was engaged to provide the following services related to executive compensation:

•

Assist the Compensation Committee with reviewing, and making recommendations with respect to, the Company’s executive compensation levels in terms of salary, annual incentive opportunities and long-term incentive opportunities based on Radford’s competitive analysis of the Company’s peer companies and survey data (as described on page 22); and

•

Assist the Compensation Committee in updating recommendations for 2006 stock awards in light of the change in the Company’s equity program to grant a combination of stock options and performance shares (as described on page 29).

Radford was also expected to attend meetings of the Compensation Committee as requested.

For 2007, Radford was engaged to provide the following services:

•	On an annual basis, review the current executive compensation levels;

•	On an annual basis, assist the Compensation Committee in updating recommendations for stock awards for both executives and employees as a whole;

•	Keep the Compensation Committee posted on developments on executive compensation over the course of the year; and

•	Attend meetings of the Compensation Committee as requested.

Radford was also specifically retained in 2007 for the purpose of reviewing and advising the Compensation Committee regarding the Company’s overall compensation strategy, given the growth of the Company over the last several years, and assisting the Compensation Committee in revising the Company’s cash incentive and equity strategies concurrent with any revisions in the compensation strategy.

In future filings, we will provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K with respect to our engagement of compensation consultants, including a discussion of the material elements of the instructions or directions given to such consultants with respect to the performance of their duties under the engagement. We respectfully submit to the Staff that various statements throughout the “Executive Compensation - Compensation Disclosure and Analysis” section on pages 21 – 24 provide appropriate disclosure regarding (i) the role of Radford in determining or recommending the amount or form of executive compensation, (ii) whether Radford was engaged by the Compensation Committee, and (iii) the nature and scope of Radford’s assignments in connection with the Compensation Committee’s review of the Company’s executive compensation programs in 2006 and 2007.

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2.	We note your reference to companies considered by your compensation consultant in addition to the listed peer companies. Ensure that you have identified all of the companies that you considered for benchmarking purposes. Also discuss how you targeted each element of compensation against the comparator companies. As part of your discussion, specify how each element of compensation relates to the data you analyzed from the comparator companies, and discuss whether or not actual payments fell within targeted parameters. To the extent actual compensation was outside of a targeted percentile range, please explain why. See Item 402(b)(2)(xiv) of Regulation S-K.

We respectfully advise the Staff that, on pages 22 and 23, we have provided a complete list of the companies that the Compensation Committee expressly designated as “peer companies” and against which we benchmarked executive compensation in fiscal 2006 and fiscal 2007. In addition, we also disclose certain surveys that were utilized in these years for comparative purposes on pages 22 and 23. Each of these survey groups listed contains numerous participants. The purpose of the survey data is to provide additional information and validation to the compensation data evidenced by our peer company group. Survey data is used to supplement the specific peer group for two purposes. First, because the Company recruits from, and loses employees to, a broader group than the specific group of direct peers, it provides a broader understanding of the compensation levels being paid across similarly-sized technology companies. Second, because the survey data represents a larger group of companies, it serves to validate the data drawn from the smaller universe of direct peers, ensuring that “outlier” companies do not color the recommendations to the Compensation Committee. We do not look at each company in these survey groups individually; rather, this information is combined with the compensation information of our stated peer companies to inform a final market data point for comparative purposes. For purposes of Radford’s analysis, the peer group and the survey data are blended to reflect the overall market.

We respectfully advise the Staff that in setting levels for each component of compensation, the Compensation Committee targets a range around a percentile derived from the review of the peer company market data. On page 24, we presented in a tabular format the target percentile for each component of compensation as compared to the peer companies, including base salary (at the 50th percentile), total cash compensation including base salary and bonus (at the 50th to 65th percentile with 75th percentile for above-plan performance), and long-term, equity-based compensation (at the 50th to 75th percentile).

Our executive compensation levels are generally consistent with the targeted percentile ranges. However, for fiscal 2006, certain of our named executive officers received actual compensation that was above the applicable targeted percentile range.

Base salaries for Sunil K. Bhalla, James E. Ellett, Philip B. Keenan and Michael R. Kourey in 2006 exceeded the 50th percentile range due primarily to individual performance over their tenure with the Company and their roles within the Company. Total cash compensation for Mr. Kourey exceeded the 75th percentile range in 2006, primarily due to Mr. Kourey’s base salary exceeding the 50th percentile and the Company’s achievement of above-target performance of the applicable performance goals relative to its 2006 annual operating plan, resulting in a cash incentive payout to Mr. Kourey at 128% of his target award.

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With respect to long-term equity-based compensation, our executive officers received performance shares in 2006, prorated to account for a transition in grant cycle from August to February, as discussed on page 29. In determining the number of shares subject to these performance share awards, the Compensation Committee considered the value of similar grants made to similarly situated individuals at the peer companies and targeted the 75th percentile range, and also considered individual performance and the vested and unvested value of each executive officer’s outstanding long-term incentive awards. In 2006, in the case of Messrs. Bhalla and Kourey, each of their initial target awards was greater than the targeted 75th percentile range due to their individual performance and the declining value of their unvested long-term incentive awards at the time of grant. Following the fiscal 2006 performance period, the Compensation Committee determined achievement of the specific performance goals applicable to each performance share award. The specific performance goals for the performance share awards granted to each of the named executive officers for fiscal 2006 are set forth on page 29 and related to achievement of targets versus the Company’s 2006 annual operating plan. The number of performance shares in which Messrs. Bhalla and Kourey will be entitled to vest subject to satisfaction of the applicable vesting criteria (described in further detail on page 30) exceeded the 75th percentile range, because the Company achieved above-target performance of the applicable performance goals relative to its 2006 annual operating plan.

In future filings, we will disclose whether a named executive officer’s actual compensation differs from the targeted percentile range, if applicable, as well as provide an explanation for the difference.

Base Salary and Variable Incentive Awards, page 24

3.	On page 20 you state that you “strive to set [y]our compensation programs within the appropriate competitive framework and based on a compensation philosophy of ‘pay for performance’ that depends [in part on] individual contributions by executives...” On pages 25 through 28 you include similar statements about individually-tailored considerations the compensation committee makes in determining base salary levels and incentive compensation amounts. Analyze in more detail how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. Also expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Hagerty. See Item 402(b)(2)(vii) of Regulation S-K.

We respectfully advise the Staff that we cannot quantify the impact that individual performance or other subjective factors have in determining the compensation actually earned. The Compensation Committee’s consideration of individual performance and other subjective factors may influence an executive officer’s actual compensation; however, the Compensation Committee does not use a pre-determined formula in doing so.

The Company’s chief executive officer, Robert C. Hagerty, annually reviews the performance of the Company’s executive officers. Prior to the Compensation Committee’s annual compensation review and determination, Mr. Hagerty shares his performance assessment

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of each executive officer with the Compensation Committee. In establishing actual compensation, the Compensation Committee may take into account such performance assessment, which addresses both financial and non-financial objectives, other individual factors, such as an executive officer’s tenure with the Company and the executive officer’s individual performance over a given year, and competitive market data for the executive officer’s position. For example, as we stated on page 25, the Compensation Committee considers each executive officer’s experience, skills, knowledge, responsibilities and performance in determining base salary. Individual performance and tenure can result in a deviation from targeted percentiles with respect to base salary. As discussed in the response to Comment 2 above, base salaries for Sunil K. Bhalla, James E. Ellett, Philip B. Keenan and Michael R. Kourey in 2006 exceeded the 50th percentile range due primarily to individual performance over their tenure with the Company. Further, as previously discussed, individual performance and tenure may impact total cash compensation, while the vested and unvested value of each executive officer’s long-term incentive awards may affect long-term incentive awards. However, for fiscal 2006, once the targeted amounts for each executive officer were set by the Compensation Committee, the cash incentive compensation earned and the number of performance shares in which each named executive officer will be entitled to vest subject to satisfaction of the applicable vesting criteria (described in further detail on page 30) was based solely upon the achievement of pre-determined corporate performance targets, as described in detail on pages 25 – 30, with the exception of the discretionary bonuses paid to Mr. Keenan and Joseph A. Sigrist (as described in detail on page 27).

With respect to our chief executive officer’s compensation, Mr. Hagerty provides a self-evaluation to the full Board of Directors on an annual basis. As stated on page 25, the Compensation Committee considers the factors described above as well as the Company’s performance as a whole and competitive market data when determining Mr. Hagerty’s base salary. However, as described on pages 26 and 29, for fiscal 2006, once the targeted amounts for Mr. Hagerty were set by the Compensation Committee, Mr. Hagerty’s cash incentive compensation and long-term equity-based compensation awards were determined solely on the achievement of corporate performance targets for revenue and non-GAAP net income, and did not include any personal objectives. As noted above, however, the Compensation Committee does not use a pre-determined formula in accounting for individual performance and other subjective factors when determining Mr. Hagerty’s actual compensation.

In future filings, to the extent applicable, we will provide additional disclosure with respect to the effects of the consideration by the Compensation Committee of individual performance or other subjective factors on an executive officer’s actual compensation, including a discussion and analysis of any factors considered in establishing personal objectives for Mr. Hagerty.

4.

Your compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Securities Act Release No. 8732A. In this regard, we note wide disparities in officer compensation related to Mr. Hagerty’s salary, the amounts awarded to him under your non-equity incentive plans and the 2004 equity incentive plan. We also note that Messrs. Keenan and Sigrist were the sole recipients of discretionary

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bonuses. Please provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than for the other officers, this should be discussed on an individualized basis.

We respectfully advise the Staff that the Compensation Committee applies the same compensation philosophy for our chief executive officer, Robert C. Hagerty, as it does for the other executive officers of the Company. As described in the Proxy Statement, the Compensation Committee reviews market data with respect to similarly situated individuals (or individuals in similar positions) at the peer companies in order to determine the appropriate compensation level for each executive officer, in accordance with the targeted percentile for each component of compensation as compared to the relevant position at the peer companies. To the extent that the chief executive officer’s salary varies from that of the other executive officers, or to the extent that any executive officer is compensated differently from the others, such variations are due primarily to a similar disparity among positions within the peer companies generally, as well as other factors such as an individual officer’s tenure and individual performance.

With respect to the discretionary bonuses for Philip B. Keenan and Joseph A. Sigrist in 2006, the Company’s Network Systems Division underwent many changes in 2006, including changes in the organization generally and changes with respect to each of Mr. Keenan’s and Mr. Sigrist’s job responsibilities. As described in the footnote on page 27, Mr. Keenan’s discretionary bonus was based upon the Network System Division’s performance in the first half of 2006 during the transition of leadership. Mr. Sigrist then assumed responsibility for the Network Systems Division and was awarded a discretionary bonus by the Compensation Committee related to his successful leadership in reorganizing the Network Systems Division and in implementing operational improvements.

5.	Please provide a quantitative discussion of the terms of the performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. You should discuss the specific items of company performance and how your incentive awards are specifically structured around such performance goals. See Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b).

We respectfully advise the Staff that the performance goals to be achieved in order for an executive officer to earn incentive compensation are qualitatively disclosed on pages 26, 27, 29 and 30. For example, we disclosed on page 26 that the performance goals for fiscal 2006 cash incentive compensation were either corporate revenue and non-GAAP net income or revenue and non-GAAP operating income for a particular division within the Company or for the Company as a whole, each as compared to the corresponding amounts in the Company’s 2006 annual operating plan. In addition, we disclosed on page 27 that the Compensation Committee selected the same performance goals for fiscal 2007. As we disclosed on page 25, the actual awards payable with respect to a particular fiscal year will vary depending on the extent to which actual performance meets, exceeds or falls short of target levels of the performance goals for that year’s annual operating plan.

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With respect to long-term equity-based compensation, we disclosed on page 29 that the performance goals applicable to the performance shares granted in 2006 were corporate revenue and non-GAAP net income (for Mr. Hagerty and Mr. Kourey) and corporate revenue and non-GAAP operating income (for the other named executive officers), each as compared to the corresponding amounts in the Company’s 2006 annual operating plan. In addition, we disclosed on page 30 that the Compensation Committee selected the same performance goals for fiscal 2007. As we disclosed on page 29, the number of performance shares that would become eligible to vest (if any) depend on the extent to which actual performance meets, exceeds or falls short of target levels of the performance goals for that year’s annual operating plan.

We believe that a quantitative discussion, which would require disclosure of the target levels for that year’s annual operating plan of the performance goals, is not required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K, as discussed below in our response to Comment 6.

6.	On pages 26 and 27 you state the types of company performance measures the committee established for determining incentive compensation. Please also disclose the performance target and threshold levels that must be reached for payment to the executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the targets would result in competitive harm such that the targets may be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

Similarly address the undisclosed company target and threshold levels regarding long-term incentive compensation.

Disclosure of Performance Targets

We respectfully advise the Staff that disclosure of the performance target levels with respect to determining cash incentive compensation and long-term equity-based compensation is not required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when

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relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Trade Secrets and Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as “commercial or financial information” under Exemption 4 include: royalty rates, business sales statistics, research data, technical designs, overhead and operating costs, information on financial condition, prices and quantities. See Public Citizen Health Research Group v. National Institutes of Health, 209 F.Supp. 2d 37, 43 (D.D.C. 2002); Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial [under Exemption 4] if it relates to commerce, or it has been compiled in pursuit of profit.”

The target levels of the performance goals established by the Compensation Committee, as disclosed on pages 26, 27, 29 and 30, relate to corporate revenue and non-GAAP net income or non-GAAP operating income or divisional revenue and non-GAAP operating income, which specifically relate to the financial condition of the Company. As such, those target levels constitute “commercial or financial information” under Exemption 4.

Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327.

Accordingly, the second prong under Exemption 4 has been satisfied as the Company is a corporation, and thus the information is being obtained from a person.

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong., 1st Sess. 9 (1965); see also

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Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.

As noted in the Proxy Statement, the performance targets are based on the achievement of certain levels of corporate revenue and non-GAAP net income or non-GAAP operating income or divisional revenue and non-GAAP operating income as compared to the Company’s annual operating plan. The Company’s annual operating plan represents the Company’s confidential, internal goals and objectives for corporate revenue and non-GAAP net income or non-GAAP operating income and divisional revenue and non-GAAP operating income, among other things. Neither the performance target levels nor the Company’s annual operating plan are released or disclosed to the public.

We believe that disclosure of the performance target levels would cause substantial harm to the competitive position of the Company. If the Company was required to disclose the performance target levels, the Company would essentially be informing the public and its competitors of its expectations not only with respect to corporate revenue and non-GAAP net income or non-GAAP operating income and divisional revenue and non-GAAP operating income, but to the Company’s business, financial and operational strategies. Such disclosure would provide significant insight into, and allow the Company’s competitors to reach significant conclusions about, the Company’s strategies and priorities, including designated areas for growth or increased operational focus; plans for product development; allocation of resources; and changes in direction. The Company’s competitors could use such information to unfairly compete with the Company, either by adjusting their own business to match the Company’s, by incenting their own employees with similar incentives or by using the information to recruit employees away from the Company, or by determining how to prevent the Company from achieving its strategies. The Company’s competitors, particularly larger competitors or those competitors without similar reporting obligations, could further use such information to unfairly compete with the Company by claiming to third party channels and customers that their relative corporate, divisional or other relevant performance targets are higher than those of the Company, which would be competitively disadvantageous and harmful to the Company. Even disclosure of historical performance target levels could allow competitors to forecast or extrapolate our business model to future periods and subject us to similar risks. We believe disclosure of the performance target levels will make it substantially more difficult for us to achieve our business, financial and operational strategies and will cause significant economic harm to our competitive position, which would be harmful to our stockholders.

Difficulty in Achieving Targets

As stated on page 25, in setting the performance goals, the Compensation Committee assesses the anticipated difficulty and relevant importance to the success of the Company of achieving the performance goals.

Management develops, and the Board of Directors approves, the Company’s annual operating plan after significant review and discussion. The Board of Directors intends for the

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Company to achieve the goals and objectives set forth in the annual operating plan; however, the annual operating plan is designed to encourage the growth and development of the Company and is therefore intentionally challenging and expected to be achieved only upon significant effort by management and the Company as a whole. The performance goals and target levels are set by the Compensation Committee based on the Company’s annual operating plan, and consequently the difficulty in achieving the performance goals at the target levels reflects the inherent difficulty in achieving the goals and objectives set forth in the annual operating plan. At the time the performance goals and target levels were set for the executive officers, the Compensation Committee believed that the target levels would be difficult to achieve without significant effort by an executive officer, and unlikely to be achieved at the maximum level.

Achievement of a maximum payout would require substantial efforts by the executive officer and very high levels of company performance that historically have not been attained. For example, the maximum payout under either the Company’s Performance Bonus Plan or Management Bonus Plan is 250% of a named executive officer’s target bonus amount, which amounts were disclosed on page 26 and 27. In fiscal 2005, the Company’s named executive officers received payouts of cash incentive compensation under these plans ranging from approximately 0% to 48% of the named executive officers’ target bonus amounts. For fiscal 2006, the actual payouts under these plans ranged from approximately 79% to 128% of the named executive officers’ target bonus amounts.

In addition, the maximum number of performance shares to be potentially earned upon the achievement of performance goals was set at 250% of the target number of performance shares awarded to the named executive officers, as disclosed on page 29. The actual performance shares earned upon achievement of the performance goals for the fiscal 2006 year represented 128% of the target number of shares for Mr. Hagerty and Mr. Kourey, and 113% of the target number of shares with respect to the other named executive officers, as noted in footnote (1) to the first table on page 30. (The Company did not grant performance shares prior to fiscal 2006.)

We will disclose in future filings how difficult it will be for an executive or how likely it will be for the Company to achieve the performance target levels, as applicable.

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7.	Please provide additional analysis about how you determine the amount of compensation you will pay under the performance bonus plan, the management bonus plan, and the 2004 equity incentive plan. See Item 402(b)(1)(v) of Regulation S-K. As part of your additional analysis, set forth the amount of compensation awarded under these plans as well as substantive analysis as to how the committee determined the specific payout amounts. Include analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plans. As a general matter, please ensure that the disclosure you provide under Item 402(b) of Regulation S-K contains appropriate analysis of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officers’ compensation package and that you describe the reasons why the committee believed that the amounts paid to each named executive officer were appropriate in light of the various items it considered in making specific compensation decisions. See Item 402(b)(1)(v) of Regulation S-K.

We respectfully advise the Staff that, as discussed in our responses to Comments 2 and 3, the Compensation Committee targets total cash compensation at the 50th to 65th percentile range with 75th percentile range for above plan performance, targets long-term, equity-based compensation at the 50th to 75th percentile range and determines the applicable bonus target percentage and target number of performance shares within the parameters of such percentile ranges. Individual determination of positioning reflects competitive market data, the individual executive’s tenure, experience, criticality to the company and individual performance, as determined in a qualitative analysis by the Compensation Committee based on input from the CEO. Further, as described on pages 25 – 30, the amount of cash incentive compensation actually paid under the Performance Bonus Plan and Management Bonus Plan, and the amount of performance shares in which each named executive officer will be entitled to vest subject to satisfaction of the applicable vesting criteria (described in further detail on page 30) is determined based on the achievement of certain pre-established performance goals. These performance goals are discussed in detail on pages 26, 27, 29 and 30. In addition, with respect to option grants made for fiscal 2007, the number of shares subject to such options was determined on the basis of competitive market data and was within the targeted 50th to 75th percentile range for long-term equity-based compensation.

The total amounts actually paid under the Performance Bonus Plan and Management Bonus Plan to all named executive officers for 2006 were $1,529,224 and $248,791, respectively, as disclosed on pages 26 and 27. For fiscal 2006, the amounts paid under these combined plans to the named executive officers ranged from approximately 47% to 128% of the named executive officers’ base salaries, or 79% to 128% of the named executive officers’ target bonus amounts. The total number of performance shares in which all named executive officers will be entitled to vest subject to satisfaction of the applicable vesting criteria (described in further detail on page 30) was 204,340 shares. The actual performance shares earned represented 128% of the target number of shares for Mr. Hagerty and Mr. Kourey, and 113% of the target number of shares with respect to the other executive officers, as noted in footnote (1) to the first table on page 30. The bonus amounts actually paid and the performance shares for each named executive officer are set forth on pages 26, 27 and 30, as well as in the “2006 Summary Compensation Table” on page 34 and the “Grant of Plan-Based Awards in 2006” table and corresponding footnotes on page 35.

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As we discussed on page 25 and 29, the actual cash incentive compensation payable with respect to a particular fiscal year and the target number of performance shares that would become eligible to vest (if any) will vary depending on the extent to which actual performance meets, exceeds or falls short of the performance goals. Actual payouts of cash incentive compensation and performance shares are based on a matrix. First, actual corporate revenue and actual non-GAAP net income or non-GAAP operating income, or divisional revenue and divisional non-GAAP operating income are compared to the corresponding amounts in the Company’s 2006 annual operating plan. This comparison yields an achievement percentage for each of the applicable performance goals. Second, these achievement percentages are then compared to a pre-determined matrix that yields a specific percentage of the executive officer’s target percentage of target bonus amount in the case of cash incentive compensation and a specific percentage of the target number of performance shares. In addition, as noted in footnote (1) on page 26, no cash incentive compensation or performance shares are paid out unless the Company achieves at least 80% of the applicable performance goal as measured against the Company’s annual operating plan. As described on page 26 of the Proxy Statement, the cash incentive compensation for Robert C. Hagerty and Michael R. Kourey is determined solely on the achievement of corporate performance goals (corporate revenue and non-GAAP net income), while the determination of cash incentive compensation for the other named executive officers is split between the achievement of corporate performance goals (corporate revenue and non-GAAP operating income) and divisional performance goals (divisional revenue and divisional non-GAAP operating income). Similar disclosure with respect to the performance goals used for the determination of performance shares is provided on page 29.

As the Company’s performance goals relate to specific financial measures of corporate revenue and non-GAAP net income and non-GAAP operating income and divisional revenue and divisional non-GAAP operating income, the extent to which target levels of performance goals were achieved and how the achievement of the performance goals resulted in specific payouts would likely require disclosure of the target levels themselves. As discussed in the response to Comment 6 above, we believe that disclosure of the target levels of performance goals with respect to determining cash incentive compensation and long-term incentive compensation is not required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

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Severance and Change of Control Protection, page 31

8.	We note that various arrangements you have with the named executive officers and various scenarios described here and in the section starting on page 38 discussing termination payment arrangements. In the compensation discussion and analysis, please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Our overall compensation philosophy, as described in the “Compensation Discussion and Analysis” section of the Proxy Statement on page 20, is to attract, motivate and retain talented executives responsible for the success of the Company. As we stated in the “Compensation Discussion and Analysis” section on pages 31 – 32, our severance and change of control arrangements are designed to meet the following objectives:

•	The purpose of the Severance Agreement with Robert C. Hagerty is to encourage Mr. Hagerty to remain with the Company and to provide Mr. Hagerty with enhanced financial security.

•

With respect to the Change of Control Severance Agreements with our senior executive officers, the Company believes it is imperative to provide severance benefits upon their termination following a change of control (i) to secure such officer’s continued dedication and objectivity, notwithstanding the possibility, threat or occurrence of a change of control, (ii) to provide such officers with an incentive to continue employment and motivate them to maximize the value of the Company upon a change of control for the benefit of the Company’s stockholders, and (iii) to provide such officers with enhanced financial security.

•	The Compensation Committee believes the post-termination exercise period arrangements with certain executive officers help retain and motivate the executive officers.

We believe our severance and change of control arrangements fit within this overall compensation philosophy by encouraging the motivation and retention of our executive officers, in particular upon the possibility of a change of control. As we noted on page 31, the consideration of a change of control transaction can be a distraction to executive officers and can cause executive officers to consider alternative employment opportunities. Thus, we believe that by providing enhanced financial security upon the possibility of a change of control, we encourage our executive officers to remain with the Company before and after the change of control. These arrangements are also structured to provide continuity upon a change of control of the Company and require a “double trigger” event to occur (i.e., the change of control must occur and then the executive officer must subsequently be terminated or resign for good reason within a specified time period following the change of control) in order for an executive officer to receive any payment.

Securities and Exchange Commission

October 25, 2007

In addition, one of the objectives of our compensation philosophy is to offer a total compensation program that takes into consideration the compensation practices of peer companies, including competitors of the Company, for executive talent. We believe the terms and payout levels of our severance and change of control arrangements are consistent with current market practices and competitively necessary to attract and retain qualified executives. Furthermore, as we disclosed on page 31, we believe that providing severance benefits to Mr. Hagerty pursuant to his severance agreement is competitive relative to the severance protection provided to similarly situated individuals at peer companies. We also stated on page 32 that the Compensation Committee believes that the post-termination exercise arrangements are consistent with prevailing market practice.

We respectfully advise the Staff that generally our severance and change of control arrangements do not affect our decisions regarding other compensation elements. We will revise our disclosure in future filings to clarify this point.

Potential Payments upon Termination or Change of Control, page 38

9.	Please summarize the definition of “good reason” so that shareholders may understand when payment provisions will be triggered.

With respect to the 1996 Stock Incentive Plan and 2004 Equity Incentive Plan, “good reason” generally means without the employee’s written consent (a) the employee being assigned by the Company to duties that are substantially inconsistent with the employee being a senior executive of the Company, (b) the Employee’s principal work location being moved more than 35 miles, (c) the Company reducing the employee’s base salary by more than 10% (unless the base salaries of substantially all other senior executives of the Company are similarly reduced), or (d) the Company reducing the kind or level of benefits (not including base salary, target bonus or equity compensation) for which the employee is eligible (unless the level of benefits available to substantially all other senior executives of the Company is similarly reduced).

With respect to the Severance Agreement between the Company and Mr. Hagerty and the Change of Control Severance Agreements between the Company and certain of its senior executive officers, “good reason” means without the employee’s written consent (i) a material reduction of the employee’s duties, authority or responsibilities, relative to the employee’s duties, authority or responsibilities as in effect immediately prior to such reduction, or the assignment to the employee of such reduced duties, authority or responsibilities; (ii) a substantial reduction of the facilities and perquisites (including office space and location) available to the employee immediately prior to such reduction; (iii) a reduction by the Company in the base compensation of the employee as in effect immediately prior to such reduction; (iv) a material reduction by the Company in the kind or level of benefits to which the employee was entitled immediately prior to such reduction with the result that such employee’s overall benefits package is significantly reduced; or (v) the relocation of the employee to a facility or a location more than thirty-five (35) miles from such employee’s then present location.

In addition, for purposes of the Change of Control Severance Agreements only, (i) a material reduction in the employee’s title, relative to the employee’s title as in effect immediately

Securities and Exchange Commission

October 25, 2007

prior to such reduction, or the assignment to the employee of such reduced title, will constitute good reason, and (ii) a reduction in duties, title, authority or responsibilities solely by virtue of the Company being acquired and made part of a larger entity shall not by itself constitute grounds for a voluntary termination for good reason.

We will summarize the definitions of “good reason” in future filings.

10.	Please describe your policies and procedures for review, approval, and ratification of any transaction required to be disclosed under Item 404(a) of Regulation S-K. See Item 404(b)(1) of Regulation S-K and Section V.B. of Securities Act Release 8732A. Also, briefly indicate what categories of individuals or entities are “related persons” covered by your policy on related person transactions.

We respectfully advise the Staff that, as stated on page 46, as provided in the charter for the Audit Committee and our Code of Business Conduct and Ethics, the Audit Committee, which is comprised of independent directors, must review and approve in writing in advance any related person transactions as defined in Item 404(a) of Regulation S-K. In addition, as provided in the Code of Business Conduct and Ethics, the most significant related person transactions, as determined by the Audit Committee, must be reviewed and approved in advance by the Board of Directors. The individuals and entities that are considered “related persons” include:

•	Directors, nominees for director and executive officers of the Company;

•	Any person known to be the beneficial owner of five percent or more of the Company’s common stock (a “5% Stockholder”); and

•	Any immediate family member, as defined in Item 404(a) of Regulation S-K, of a director, nominee for director, executive officer and 5% Stockholder.

We will provide disclosure regarding the categories of individuals and entities that are “related persons” in future filings.

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

October 25, 2007

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me at (925) 924-5721. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (925) 924-5702, as well as to Mark A. Bertelsen of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely,

POLYCOM, INC.

/s/ Sayed M. Darwish
Sayed M. Darwish
Senior Vice President and General Counsel

cc:	Mark A. Bertelsen, Esq.,

Wilson Sonsini Goodrich & Rosati